UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 25, 2018

COMMISSION FILE NUMBER: 000-22216

NORZINC LTD.

Suite 1710 - 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit Number	Description
99.1	NorZinc Ltd. - NI 43-101 Technical Report
99.2	Consent of Qualified Person - Michael P. Cullen, P. Geo
99.3	Consent of Qualified Person - Michael J. Vande Guchte, P.Geo.
99.4	Consent of Qualified Person - Matthew Donald Harrington, P. Geo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORZINC LTD.

Date: October 25, 2018	By:	/s/ Robert J. (Don) MacDonald
Robert J. (Don) MacDonald
Chief Executive Officer